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02 MAR -6 AM 8:07

C SQUARED DEVELOPMENTS INC.
(formerly LUCERO RESOURCE CORP.)

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

February 15, 2002

02015661

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Dear Sirs:

RE: C Squared Developments Inc. (formerly Lucero Resource Corp.)
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. News Release #02 dated January 22, 2002;
2. BC Form 53-901F dated January 22, 2002;
3. News Release dated February 14, 2002; and
4. BC Form 53-901F dated February 15, 2002.

Yours very truly,

C SQUARED DEVELOPMENTS INC.
per:

Marilyn Wong,
Assistant Secretary

Encl.

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 682-7041
fax (604) 913-0628

JANUARY 22, 2002
NEWS RELEASE 00-02
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

The Company announces that it has entered into a non-brokered private placement of up to 500,000 Special Warrants at a price of $0.12 per Special Warrant, for gross proceeds of up to $60,000.

Each Special Warrant will be exercisable into one unit, each unit being comprised of one share and one share purchase warrant. Each share purchase warrant will entitle the purchaser to acquire an additional share at a price of $0.12 per share in year one and at a price of $0.14 per share in year two.

Proceeds will be used for general working capital, future acquisitions, and accounts payable.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

82-1F5B.

BC FORM 53-901F
(formerly Form 27)

Securities Act (British Columbia)
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. **Reporting Issuer**

   C Squared Developments Inc.
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: (604) 873-8724

2. **Date of Material Change**

   January 22, 2002

3. **Press Release**

   A news release was issued on January 22, 2002, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company has entered into a non-brokered private placement of up to 500,000 Special Warrants at a price of $0.12 per Special Warrant.

5. **Full Description of Material Change(s)**

   The Company announces that it has entered into a non-brokered private placement of up to 500,000 Special Warrants at a price of $0.12 per Special Warrant, for gross proceeds of up to $60,000.

   Each Special Warrant will be exercisable into one unit, each unit being comprised of one share and one share purchase warrant. Each share purchase warrant will entitle the purchaser to acquire an additional share at a price of $0.12 per share in year one and at a price of $0.14 per share in year two.

   Proceeds will be used for general working capital, future acquisitions, and accounts payable.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: (604) 682-7041

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 22nd day of January, 2002.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

BC FORM 53-901F

Securities Act (British Columbia)
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. **Reporting Issuer**

C Squared Developments Inc. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: (604) 913-0613

2. **Date of Material Change**

February 14, 2002

3. **Press Release**

A news release was issued on February 14, 2002, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company and Georgia Ventures Inc. have formed a syndicate to explore 900 mineral claims covering approximately 100,000 acres in the Otish Mountain Area of Quebec.

5. **Full Description of Material Change(s)**

See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: (604) 913-0613

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 15th day of February, 2002.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

GEORGIA VENTURES INC.
(GVI.V)

C SQUARED DEVELOPMENTS INC.
(SQD.V)

NEWS RELEASE

FEBRUARY 14, 2002

The companies announce that they have formed a syndicate to explore 900 mineral claims covering approximately 100,000 acres, in the Otish Mountain Area of Quebec (see attached map).

The syndicate's claims (50% GVI, 50% SQD) are located twenty miles north-northwest of two diamondiferous kimberlite pipes discovered recently by Ashton Mining of Canada, and SOQUEM.

The claims were applied for based on their proximity to this new discovery, and their location relative to a northwest striking shear zone considered promising for kimberlite emplacement.

To further assess the property's potential, a program of airborne geophysics followed up by geochemical sampling will be undertaken as soon as feasible.

In consideration for obtaining the claims, C Squared will pay a fee of 10% above staking costs and issue 200,000 shares to an arm's length party. Georgia Ventures will pay a fee of 10% above staking costs, and issue 100,000 shares to the same arm's length party. These share issuances are subject to regulatory approval.

ON BEHALF OF:

GEORGIA VENTURES INC.

Randy Butchard, President
1-866-453-8888

C SQUARED DEVELOPMENTS INC.

Jonathan George, President
604-913-0613